EXHIBIT 99.1

TTI Telecom Reports Third Quarter 2009 Financial Results

ROSH HA'AYIN, Israel, Nov. 19, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), ('the Company'), a global supplier of Operations Support Systems (OSS) to communications service providers, today announced results for the third quarter ended September 30, 2009.

Total revenues for the third quarter were $10.3 million, compared with $12.7 million in the third quarter of 2008, and $10.7 million for the second quarter of 2009. Total operating expenses were $4.9 million, compared to $7.0 million in the third quarter of 2008 and $5.3 million in the second quarter of 2009.

Operating income for the third quarter was $744 thousands compared with an operating loss of $441 thousands for the third quarter last year and an operating income of $644 thousands in the second quarter of 2009. Net income for the third quarter was of $1.3 million or $0.07 dollar per basic and diluted share, compared to a net loss of $1 million or $0.06 dollar per basic share and diluted share in the third quarter of 2008, and net income of $0.9 million or $0.05 dollar per basic and diluted share for the second quarter of 2009.

Total revenues for the nine months ended September 30, 2009 were $31.8 million, compared to $39.1 million in the nine months ended September 30, 2008. Total operating expenses for the period were $15.4 million, compared to $21 million in the first nine months of 2008.

Operating income for the nine months ended September 30, 2009 was $2 million compared with operating income of $96 thousands in the comparable period in 2008. Net income was $2.7 million or $0.14 dollar per basic and diluted share, compared to net income of $119 thousands or $0.00 dollar per basic and diluted share for the first nine months of 2008.

As of September 30, 2009, the Company had approximately $30.1 million in cash and liquid investments.

Commenting on this quarter's results, Meir Lipshes, Chairman and CEO of TTI, said, "This quarter, as the previous one, still stands in light of the continuing recession. Since we do see an awakening in the market, we carefully look forward to seeing the results of the fourth quarter. In preparation for a market awakening, we have decided to accelerate our investment in the building of an LTE solution that will offer product capabilities and additional services for the LTE domain. We believe that these investments will strengthen TTI's market position".

Conference Call Information:

A conference call has been scheduled for 10:00am ET today, November 19, 2009, during which management will discuss the Company's performance for the quarter.

To participate in the live call, please dial the following teleconferencing numbers at least five minutes before the scheduled start time: (888) 229-0736 in the U.S., or (706) 679-0692 internationally. Participants will be asked to provide the following access code: 41165100.

For those unable to participate in the live call, a replay will be available two hours after the call's completion. To access the replay, please call (800) 642-1687 in the U.S., and (706) 645-9291 internationally. The access code for the replay is 41165100. The recording will be available from: 11/19/2009 11:30 to11/24/2009 23:59.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and LTE Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings. For more information, please visit www.tti-telecom.com

                 TTI TEAM TELECOM INTERNATIONAL LTD.
                         STATEMENTS OF INCOME
 --------------------------------------------------------------------
                    (in thousands of U.S. dollars)

                         Nine Months ended       Three Months ended
                           September 30,           September 30,
                       ----------------------  ----------------------
                         2008        2009        2008         2009
                       ----------  ----------  ----------  ----------
                             Unaudited               Unaudited
                       ----------------------  ----------------------
 Revenues
 Product                   23,508      17,004       6,716       5,510
 Services                  15,573      14,795       5,992       4,814
                       ----------  ----------  ----------  ----------

 Total revenues            39,081      31,799      12,708      10,324
                       ----------  ----------  ----------  ----------

 Cost of revenues:
 Product                   12,177       9,761       4,119       3,276
 Services                   5,793       4,654       2,059       1,377
                       ----------  ----------  ----------  ----------

 Total cost
  of revenues              17,970      14,415       6,178       4,653
                       ----------  ----------  ----------  ----------

 Gross profit              21,111      17,384       6,530       5,671
                       ----------  ----------  ----------  ----------

 Operating expenses:
 Research and
  development               8,671       5,843       2,721       1,781
 Sales and marketing        7,609       5,981       2,682       1,857
 General and
  administrative            4,735       3,576       1,568       1,289
                       ----------  ----------  ----------  ----------

 Total operating
  expenses                 21,015      15,400       6,971       4,927
                       ----------  ----------  ----------  ----------

 Operating income
  (loss)                       96       1,984        (441)        744
 Financial income
  (expenses), net            (114)      1,128        (504)        566
                       ----------  ----------  ----------  ----------

 Income (loss)
  before taxes
  on income                   (18)      3,112        (945)      1,310
 Taxes on income              286         134          45          25
                       ----------  ----------  ----------  ----------

 Income (loss) from
  continuing
  operations                 (304)      2,978        (990)      1,285
 Income (loss) from
  discontinued
  operations                  423        (314)        (24)          0
                       ----------  ----------  ----------  -----------
 Net Income (loss)            119       2,664      (1,014)      1,285
                       ==========  ==========  ==========  ==========

 Net income
  attributed to
  preferred shares
  from continuing and
  discontinued
  operation                    66         462           0         200
                       ==========  ==========  ==========  ==========

 Net income (loss)
  attributed to
  ordinary shares
  from continuing
  operation                  (304)      2,516        (990)      1,085
                       ==========  ==========  ==========  ==========

 Net income (loss)
  attributed to
  ordinary shares
  from discontinued
  operation                   357        (314)        (24)          0
                       ==========  ==========  ==========  ==========

 Basic and diluted
  income (loss) per
  share attributable
  to Ordinary
  shareholders

 From continuing
  operations                (0.02)       0.16       (0.06)       0.07
                       ==========  ==========  ==========  ==========
 From discontinued
  operations                 0.02       (0.02)       0.00        0.00
                       ==========  ==========  ==========  ==========
 Net income per share        0.00        0.14       (0.06)       0.07
                       ==========  ==========  ==========  ==========

 Weighted average
  number of shares
  used for computing
  net income per
  share to ordinary
  shareholders -
  Basic and Diluted    16,003,158  16,003,158  16,003,158  16,003,158
                       ==========  ==========  ==========  ==========

                   TTI TEAM TELECOM INTERNATIONAL LTD.
                       CONSOLIDATED BALANCE SHEET
 --------------------------------------------------------------------
                     (in thousands of U.S. dollars)
                                                    Dec. 31, Sept. 30,
                                                      2008      2009
                                                    -------   -------
 ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents                           24,921    23,749
 Short term  deposits                                     0     6,327
 Trade receivables                                    9,790     7,870
 Unbilled receivables                                 3,093     2,542
 Related parties                                        459       528
 Other accounts receivable and prepaid expenses       2,150     2,472
 Current assets of discontinued operations              958         0
                                                    -------   -------

 Total current assets                                41,371    43,488
                                                    -------   -------

 LONG-TERM INVESTMENTS:
 Long term deposits                                       0        50
 Investment in affiliate                                165       165
 Severance pay fund                                   3,836     4,271
                                                    -------   -------

 Total long-term investments                          4,001     4,486
                                                    -------   -------

 PROPERTY AND EQUIPMENT
 Cost                                                25,771    18,558
 Less - accumulated depreciation                     18,572    12,474
                                                    -------   -------

 Property and equipment, net                          7,199     6,084
                                                    -------   -------

 Total Assets                                        52,571    54,058
                                                    =======   =======

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Trade payables                                       2,187     1,638
 Related parties                                        420        78
 Deferred revenues                                    3,648     4,643
 Other accounts payable and accrued expenses          6,040     5,758
 Liabilities of discontinued operations                 844         0
                                                    -------   -------

 Total current liabilities                           13,139    12,117
                                                    -------   -------

 ACCRUED SEVERANCE PAY                                6,412     6,414
                                                    -------   -------

 Long term liability                                  1,372     1,256
                                                    -------   -------

 SHAREHOLDERS' EQUITY:
 Share capital                                        2,595     2,595
 Additional paid-in capital                          75,251    75,260
 Accumulated deficit                                (46,198)  (43,584)
                                                    -------   -------

 Total shareholders' equity                          31,648    34,271
                                                    -------   -------

 Total liabilities and shareholders' equity          52,571    54,058
                                                    =======   =======

CONTACT:  TTI Team Telecom International Ltd.
          Rebecca (Rivi) Aspler, Investor Relations Director
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax: +972-3-926-9574
          rebecca.aspler@tti-telecom.com